UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 11-K

______________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-35832

______________

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

SIGNATURE	10

EXHIBIT INDEX	11

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

McLean, Virginia

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the year ended December 31, 2014 and the period from September 27, 2013 (inception) to December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year and period then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 26, 2015

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013 (in thousands)

	2014	2013
ASSETS:
Investments—at fair value:
Mutual funds	$967,087	$877,651
Science Applications International Corporation common stock	58,720	36,214
Leidos Holdings, Inc. common stock	—	76,577
Common collective trusts	594,601	496,077
Total investments	1,620,408	1,486,519
Receivables:
Notes receivable from participants	24,129	28,766
Employer contributions	1,183	1,424
Participant contributions	1	1
Total receivables	25,313	30,191
NET ASSETS AVAILABLE FOR BENEFITS	$1,645,721	$1,516,710

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO

DECEMBER 31, 2013 (in thousands)

	2014	2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$78,287	$58,782
Interest and dividends	36,490	16,368
Total investment income	114,777	75,150
Interest income on notes receivable from participants	1,123	276
Total income	115,900	75,426
Contributions:
Participants	86,466	16,122
Employer	33,519	11,359
Participant rollovers	14,159	2,035
Total contributions	134,144	29,516
Total additions	250,044	104,942
DEDUCTIONS:
Distributions paid to participants	120,391	18,524
Administrative expenses	946	180
Total deductions	121,337	18,704
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	128,707	86,238
TRANSFER FROM OTHER PLAN	304	1,430,472
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	1,516,710	—
End of period	$1,645,721	$1,516,710

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013

1. DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer. Effective September 27, 2013, the board of directors approved the separation of SAIC, Inc. into two separate, independent, publicly-traded companies: Science Applications International Corporation and Leidos Holdings, Inc. (the “Separation”). The period from September 28, 2013 to December 31, 2013 is the prior Plan year. Effective with the Separation, the Company made no material modifications to the Plan’s operations and mirrored the legacy plan until January 1, 2014, at which time amendments were made to the provisions regarding employer contributions and vesting (see Employer Contributions and Vesting and Forfeitures below).

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (ESOP) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2014, the Plan held investments in 14 mutual funds, 15 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). Because of the Separation there were 2 other common stock funds as of December 31, 2013: The Leidos Holdings, Inc. Common Stock Fund and the Leidos Holdings, Inc. Closed Stock Fund, which were discontinued in December 2014.

As of December 31, 2014, all amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on fringe benefit package, which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code; however, the Company made no such additional contributions for the Plan year and period ended December 31, 2014 and 2013, respectively. Company contributions to the Plan for the Plan year and period ended December 31, 2014 and 2013, respectively, were made in cash.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Company contributions together with associated earnings vest immediately. Amounts forfeited prior to the adoption of the January 1, 2014, Plan amendments were applied primarily toward Company matching 401(k) contributions and amounted to approximately $305,000 and $14,000 for the year and period ended December 31, 2014 and 2013, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are collected ratably through payroll deductions. Outstanding loans bear interest at rates ranging from 4.25% to 10%, and have maturities from January 2015 to October 2044.

Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances that exceed $1,000, but is less than $5,000, a participant’s vested account balance automatically rolled over into an Individual Retirement Account. For vested account balances that exceed $5,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax filings for 2014 and 2013 are subject to examination.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfer from Other Plan—In connection with the Separation, the undistributed participant account balances in the Leidos, Inc. Retirement Plan were transferred to the Science Applications International Corporation Retirement Plan (see Note 5 below).

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were $946,000 and $180,000 for the year and period ended December 31, 2014 and 2013, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2014 and 2013. The Plan’s administrative body members also participate in the Plan.

Science Applications International Corporation is the sponsoring employer as of December 31, 2014 and 2013. Science Applications International Corporation was formed from the Separation described above. At December 31, 2014 and 2013, the following Science Applications International Corporation and Leidos Holdings, Inc. shares were held by the Plan (in thousands):

	2014		2013
	Number of Shares	Cost Basis	Number of Shares	Cost Basis
Science Applications International Corporation common stock	1,187	$36,694	1,117	$30,620

Leidos Holdings, Inc. common stock	—	—	1,646	$54,226

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013

Investment in Common Collective Trusts—As of December 31, 2014, the Plan held investments in 15 common collective trusts: a series of Vanguard Target Retirement Trusts; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; and the T. Rowe Price U.S. Mid-Cap Value Equity Trust. Fair value for these investments is determined by the trustee using observable inputs other than unadjusted quoted prices.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as closing of December 31, 2014 and 2013.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2014 and 2013.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Accounting Standards Updates Issued But Not Yet Adopted—In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The ASU will become effective for the Plan in the year ending December 31, 2016, and earlier adoption is permitted. Management has not adopted this ASU nor determined the potential effects on the Plan’s financial statements.

3.INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments each representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, respectively, are as follows (in thousands):

	2014	2013
Mutual funds:
Vanguard Institutional Index Fund	$171,127	$145,293
Dodge & Cox Stock Fund	111,051	105,201
Vanguard Target Retirement 2025 Trust I	108,031	*
Vanguard Total Bond Market Index Fund Institutional Shares	104,104	82,456
Vanguard Target Retirement 2020 Trust I	96,789	*
Vanguard Extended Market Index Fund Institutional Shares	96,325	96,446
Vanguard PRIMECAP Fund Admiral Shares	92,338	*
Vanguard Prime Money Market Fund Institutional Shares	87,366	85,756
Vanguard Target Retirement 2030 Trust I	86,338	*
Vanguard Target Retirement 2025 Trust II	*	85,613
Vanguard Target Retirement 2020 Trust II	*	79,832
Leidos Holdings, Inc. common stock	*	76,577

* Investment does not represent 5% or more of net assets available for benefits

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013

During the year and period ended December 31, 2014 and 2013, respectively, the Plan’s investments (including investments bought, sold, and held during the period) appreciated as follows (in thousands):

	2014	2013
Mutual funds	$32,330	$31,921
Common collective trusts	37,016	25,924
Common stocks	8,941	937
Net appreciation in fair value	$78,287	$58,782

The Plan invests in various securities, and investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

4.FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013 (in thousands):

	Level 1		Level 2		Total
	2014	2013	2014	2013	2014	2013
Mutual funds:
Domestic equity funds	$571,363	$584,976	$—	$—	$571,363	$584,976
Bond funds	170,481	148,580	—	—	170,481	148,580
Short term reserve funds	94,853	91,198	—	—	94,853	91,198
International equity funds	130,390	52,897	—	—	130,390	52,897
Common stock:
Science Applications International Corporation	58,720	36,214	—	—	58,720	36,214
Leidos Holdings, Inc.	—	76,577	—	—	—	76,577
Common collective trusts:
Balanced funds	—	—	530,991	435,928	530,991	435,928
Domestic equity funds	—	—	57,534	55,354	57,534	55,354
Bond funds	—	—	6,076	4,795	6,076	4,795
Total investments at fair value	$1,025,807	$990,442	$594,601	$496,077	$1,620,408	$1,486,519

The Plan did not have any Level 3 investments as of December 31, 2014 and 2013.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE PERIOD FROM SEPTEMBER 28, 2013 TO DECEMBER 31, 2013

5.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, as reported in the financial statements, to Schedule H on Form 5500 (in thousands):

	2014	2013
Net assets available for benefits as reported in the financial statements	$1,645,721	$1,516,710
Participant loans deemed distributed	—	(564)
Deemed loans offset or repaid	—	26
Net assets available for benefits reported on Schedule H of Form 5500	$1,645,721	$1,516,172

The following is a reconciliation of the transfer to the Plan from the legacy plan for the period ended December 31, 2013, as reported in the financial statements, to Schedule H on Form 5500 (in thousands):

2013
Transfer of assets from other plan as reported in the financial statements	$1,430,472
Loans deemed transferred	(310)
Transfer of assets from other plan reported on Schedule H of Form 5500	$1,430,162

The following is a reconciliation of deemed distributions of participant loans for the year and period ended December 31, 2014 and 2013, respectively, as reported in the financial statements, to Schedule H on Form 5500 (in thousands):

	2014	2013
Distributions of participant loans as reported in the financial statements	$—	$—
Participant loans deemed distributed	75	254
Deemed distributions of participant loans reported on Schedule H of Form 5500	$75	$254

******

SUPPLEMENTAL SCHEDULE

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014 (in thousands)

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including maturity Date, Rate of Interest and Collateral	Cost	Current Value
*	Science Applications International Corporation common stock	Company Stock	**	$58,720
*	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	26,967
*	Dodge & Cox Stock Fund	Mutual Fund	**	111,051
*	Longleaf Partners Small-Cap Fund	Mutual Fund	**	46,809
*	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	40,757
*	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	53,713
*	Vanguard Extended Market Index Fund: Institutional Shares	Mutual Fund	**	96,325
*	Vanguard FTSE All-World ex-US Index Fund Institutional Shares	Mutual Fund	**	54,116
*	Vanguard Federal Money Market Fund	Mutual Fund	**	7,487
*	Vanguard Institutional Index Fund	Mutual Fund	**	171,127
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	49,307
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	92,338
*	Vanguard Prime Money Market Fund Institutional Shares	Mutual Fund	**	87,366
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	25,620
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	**	104,104
*	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	36,258
*	Vanguard Target Retirement 2010 Trust I	Common Collective Trust	**	20,449
*	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	**	66,638
*	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	**	96,789
*	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	**	108,031
*	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	**	86,338
*	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	**	53,805
*	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	**	36,046
*	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	**	26,393
*	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	**	14,257
*	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	**	2,101
*	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	**	1,796
*	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	18,348
*	Wellington Small Cap 2K	Common Collective Trust	**	21,276
*	Wellington Trust TIPS	Common Collective Trust	**	6,076
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 10%; maturities from January 2015 to October 2044	**	24,129

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 26, 2015	/s/ Melinda H. McBee
Melinda H. McBee
Member, Science Applications International Corporation
Benefit Plans Committee

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm